Exhibit 12

RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED DIVIDENDS AND DISTRIBUTIONS

	As of or for the Three Months Ended March 31,		As of or for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings
Pretax income from continuing operations	1,311	1,052	6,147	4,296	2,638	1,342	595

Preferred dividends	—	—	—	—	—	—	—

Fixed Charges
Interest expense	4,939	2,855	14,725	7,830	3,912	3,026	2,475
Interest component of rent expense	2	3	13	5	3	3	3

Total Fixed Charges	4,941	2,858	14,738	7,835	3,915	3,029	2,478
Earnings Before Fixed Charges	6,252	3,910	20,885	12,131	6,553	4,371	3,073
Ratio of Earnings to Fixed Charges	1.27	1.37	1.42	1.55	1.67	1.44	1.24

Note that a portion of the proceeds from the issuance of the preferred stock will be used to pay off short-term borrowings in the amount of $5,000,000. Because this short-term debt was obtained on March 29, 2007, the impact of this borrowing was immaterial and therefore, no pro-forma information is presented for any period shown.